UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File No. 001-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.
Retirement Savings Plan
For Bargaining Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the
AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 and the schedule of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
June 28, 2016

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Participant-directed investments:
Investments, at fair value	$46,393,141	$49,400,601

Receivables:
Notes receivable from participants	2,969,541	2,683,134
Participant contributions	161,678	93,322
Employer contributions	29,097	14,993
Total receivables	3,160,316	2,791,449

NET ASSETS AVAILABLE FOR BENEFITS	$49,553,457	$52,192,050
The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS TO NET ASSETS:
Net investment income (loss):
Dividends	$1,293,701
Interest	1,853
Net depreciation in fair value of investments	(2,225,059)
Net investment loss	(929,505)

Interest income on notes receivable from participants	113,816

Contributions:
Participants	3,639,457
Employer	614,279
Rollovers	202,470
Total contributions	4,456,206

Total additions	3,640,517

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	6,222,425
Administrative expenses	14,853
Net transfers of participant account balances to affiliated plans	41,832
Total deductions	6,279,110

NET DECREASE IN ASSETS	(2,638,593)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	52,192,050

END OF YEAR	$49,553,457
The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

General – The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004 was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary, became an eligible participant on the later of (i) April 1, 2004; or (ii) the date that such employee ceased participation in such other qualified defined contribution plan. Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the Plan upon attainment of age 21 and completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation, up to the statutory maximum of $18,000 for 2015. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $6,000 as a catch up contribution, resulting in a maximum pre-tax contribution of $24,000 for 2015.

Employer Contributions – The Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreement in effect for the Plan year with respect to the collective bargaining unit of which the participant is a member.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. A fund reallocation must be in 1% increments and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in ABGI common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after-tax contributions to the Plan, plus actual earnings thereon. Employer contributions vest at a rate of 20% per year and are fully vested upon five years of service.

Notes Receivable from Participants – Participants may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $2,000. The notes are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Note repayments are made through payroll deductions over a period not to exceed five years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested balance, are valued at the outstanding principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59½ or for hardship in certain circumstances, as defined in the Plan document, before that age.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are used to reduce employer contributions. As of December 31, 2015 and 2014, forfeited account balances amounted to $1,722 and $1,010, respectively. During 2015, $7,406 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals and similar expenses are paid by the Plan.

Transfers to Affiliated Plans - Net transfers of participant account balances to affiliated plans of the Company totaled $41,832 for the year ended December 31, 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.
Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value, which the Plan classifies as follows: (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying statement of changes in net assets available for benefits presents net depreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2015, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received distributions from the Plan, totaled $7,554 and $48,630 at December 31, 2015 and 2014, respectively.

Recent Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)," which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table on a retrospective basis. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 becomes effective for the Plan on January 1, 2016.

In July 2015, the FASB issued ASU 2015-12, "Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures and (Part III) Measurement Date Practical Expedient," which simplifies the required disclosures related to employee benefit plans on a retrospective basis. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III is not applicable to the Plan. ASU 2015-12 becomes effective for the Plan on January 1, 2016; however, the Plan has elected to adopt the provisions of ASU 2015-12 early. Accordingly, the Plan's statement of net assets available for benefits as of December 31, 2014, has resulted in the reclassification of $217,456 related to the adjustment from fair value to contract value for fully benefit-responsive common/collective trust at contract value to conform to ASU 2015-12. Furthermore, the Plan has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. In addition, the Plan has simplified the disaggregation of its fair value hierarchy table.

3.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated February 26, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is currently under examination by the IRS for the 2011 plan year. The examination is ongoing and Plan management is responding to all requests. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Loans to participants qualify as party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 41,390 and 47,919 shares, respectively, of ABGI common stock with a cost basis of $736,767 and $734,482, respectively. During 2015 and 2014, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employers.

5.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

6.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

		2015	2014
Net assets available for benefits per the financial statements		$49,553,457	$52,192,050
Less:	Amounts allocated to withdrawing participants	(7,554)	(48,630)
Add:	Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	217,456
Net assets available for benefits per Form 5500		$49,545,903	$52,360,876

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015 to Form 5500:

Benefits paid to participants per the financial statements		$6,222,425
Less:	Certain deemed distributions of notes receivable from participants	(63,382)
	Corrective distributions	(38,786)
	Amounts allocated to withdrawing participants at December 31, 2014	(48,630)
Add:	Amounts allocated to withdrawing participants at December 31, 2015	7,554
Benefits paid to participants per Form 5500		$6,079,181

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2015, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2015 to the net loss per Form 5500:

Decrease in net assets available for benefits per the financial statements		$(2,638,593)
Less:	Amounts allocated to withdrawing participants at December 31, 2015	(7,554)
	Net transfer of assets from the Plan (Reflected in line L- Transfer of assets of Form 5500)	41,832
	December 31, 2014 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(217,456)
Amounts allocated to withdrawing participants at December 31, 2014		48,630
Net loss per Form 5500		$(2,773,141)

7.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2- Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•
Cash and cash equivalents – Money market funds are valued at the closing price reported from an actively traded exchange and are classified as Level 1. Certificates of deposit are valued at amortized cost, which approximates fair value and are classified as Level 2.

•
Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group, Inc. common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are classified as Level 1.

•
Common/collective trusts – are valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The NAV is used as a practical expedient to estimate fair value. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015:

Asset Class________	Level 1	Level 2	Total
Cash and cash equivalents	$8,054	$1,546,708	$1,554,762
Common stock	1,502,037	—	1,502,037
Mutual funds	20,924,509	—	20,924,509
Common/collective trusts	—	22,411,833	22,411,833
Total assets in the fair value hierarchy	$22,434,600	$23,958,541	$46,393,141

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

Asset Class________	Level 1	Level 2	Total
Cash and cash equivalents	$33,381	$1,132,091	$1,165,472
Common stock	3,178,497	—	3,178,497
Mutual funds	21,838,566	—	21,838,566
Common/collective trusts	—	23,218,066	23,218,066
Total assets in the fair value hierarchy	$25,050,444	$24,350,157	$49,400,601

8.	NONEXEMPT TRANSACTIONS

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2015.

******

Plan Number: 005
EIN: 06-0918165
AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value

* Avis Budget Group, Inc.	Common stock	41,390		$1,502,037
Wells Fargo Stable Return Fund	Common/collective trust	293,502		14,986,186
State Street S&P 500 Index Fund	Common/collective trust	259,116		4,718,496
Northern Trust Extended Equity Market Fund	Common/collective trust	12,232		1,199,929
Oppenheimer International Growth Trust	Common/collective trust	37,078		771,219
Harding Loevner Emerging Markets Fund	Common/collective trust	34,820		364,221
Northern Trust Collective All Country World Ex-US Index Fund	Common/collective trust	1,547		203,615
BlackRock US Debt Index Fund	Common/collective trust	8,382		168,167
American Growth Fund of America	Registered investment fund	103,155		4,254,097
The Oakmark Equity and Income Fund	Registered investment fund	137,726		3,934,830
Federated Total Return Bond Fund	Registered investment fund	368,988		3,929,727
Prudential Jennison Growth Fund	Registered investment fund	69,088		2,179,050
MFS Value Fund	Registered investment fund	47,833		1,568,445
Harbor Small Capital Value Fund	Registered investment fund	57,705		1,427,613
Harbor International Fund	Registered investment fund	20,832		1,238,032
Deutsche Real Estate Fund	Registered investment fund	48,076		1,018,240
Vanguard Explorer Admiral Fund	Registered investment fund	7,622		569,854
Lord Abbett Bond Debenture Fund	Registered investment fund	62,976		463,505
Vanguard Inflation-Protected Securities Fund	Registered investment fund	13,531		341,116
* Various participants**	Participant loans			2,969,541
Certificates of Deposits	Cash and cash equivalents			1,546,708
Money Market Funds	Cash and cash equivalents			8,054
Total				$49,362,682
____________

*	Represents a permitted party-in-interest.
**	Maturity dates range from January 2016 to December 2030. Interest rates range from 4.25% to 9.25%.
***	Cost information is not required for participant-directed investments.
See Report of Independent Registered Public Accounting Firm.

Plan Number: 005
EIN: 06-0918165
AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$93,322	$—	$—	$—	$93,322

Check here if Late Participant Loan Repayments are included: ☐
See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc.
Retirement Savings Plan
for Bargaining Hourly Employees

By:     /s/ Edward P. Linnen
Edward P. Linnen
Executive Vice President and
Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 28, 2016